Exhibit 99.1

Qunar Appoints Yilu Zhao as Chief Strategy Officer

BEIJING, March 25, 2014 (GLOBE NEWSWIRE) — Qunar Cayman Islands Limited (Nasdaq: QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced the appointment of Ms. Yilu Zhao as the Company’s Chief Strategy Officer, effective March 25, 2014. She will be responsible for leading capital markets activities, investor relations and mergers and acquisitions.

Prior to joining Qunar, Yilu was an Executive Director at the Investment Banking Division of Goldman Sachs, where she developed key client relationships and led the execution of many important transactions. Previously, Yilu was an award winning reporter with The New York Times based in its U.S. headquarters. She received her B.A. from Yale University and J.D. from Harvard Law School.

“We are extremely thrilled to have Yilu join the Qunar team,” said Chenchao “CC” Zhuang, Chief Executive Officer and Co-founder of Qunar. “We are committed to providing superior user experiences and creating long-term shareholder value, and we look forward to Yilu playing a critical role in driving this vision as we expand aggressively in the years ahead.”

About Qunar

Qunar is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005 and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user-friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010. Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

For more information, please contact:

China

Jenna Qian

Qunar

Tel: +86-10-5760-3609

Nick Beswick

Brunswick Group

Tel: +86-10-5960-8600

Email:

U.S.

Cindy Zheng

Brunswick Group

Tel: +1-212-333-3810

Email: